

August 4, 2010

Mr. Danny J. Heatly
Vice President, Accounting
Devon Energy Corporation
20 North Broadway
Oklahoma City, OK 73102-8260

> **Re: Devon Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Schedule 14A Filed April 28, 2010**
> **Response Letter Dated June 25, 2010**
> **File No. 1-32318**

Dear Mr. Heatly:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits 99.1, 99.2 and 99.3

1.   We direct your attention to prior comment one in our letter dated April 8, 2010. Please obtain and file revised reports that comply with such comment.

2.   We note your response to prior comment six in our letter dated June 11, 2010. We do not agree with your position that "…inclusion of weighted average prices in the third-party reports would have no relevance." Assuming that the third party reports cover a significant portion of your properties (92% in this case), comparison between weighted average prices in the reports and benchmark prices can be valuable information for the public. It is the staff's position that the weighted average price used in the third-party report is a primary economic assumption under Item 1202(a)(8)(v) of Regulation S-K. Please revise the report accordingly.

3.   We note that the third party report by LaRoche discloses that your estimates are "in the aggregate reasonable" but there is no statement that the third party's estimates and yours are within 10% of each other. Reasonable agreement is defined by Society of Petroleum Engineers as within 10%. Since LaRoche has stated that it subscribes to the standards of the SPE, such a statement is appropriate. Please amend your document to include, if true, this statement.

4.   We note the statement "Devon's estimates of proved oil and gas reserves and future cash flow…are in the aggregate reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles". With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Refer us to a compilation of these principles.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have any questions regarding engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

                                                Sincerely,

                                                /s/ H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director